UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE): 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 280TH MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 25, 2015

1. DATE, TIME AND PLACE: On November 25, 2015, at 9:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 2, article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”). Also present were the CEO and, during a part of the meeting, the Executive Vice-Presidents, while the justified absence of the Chief Legal and Institutional Relations Officer was recorded.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the Directors unanimously decided on the following:

(i)               Took cognizance and discussed the themes examined by the Board’s Advisory Committees and Commissions in November;

(ii)             Took cognizance of the managerial highlights and material facts of November, reported by the Chief Executive Officer;

(iii)           Approved the minutes of the 278th and 279th meetings of the Board of Directors held on October 30 and November 4, 2015, respectively;

(iv)           Took cognizance of the proposal made by the Board of Executive Officers to update the Strategic Plan for the period 2016-2020, which was subject to preliminary analysis by the Strategy Commission, in the presence of the majority of the Board members, and validated the key assumptions that will serve as the basis for the 2016 Budget and the 2017-2020 Multiyear Projections of the Company and its subsidiaries;

(v)            Approved, as per the powers granted under paragraphs  (z) and (ac) of article 17 of the Bylaws of the Company, the Annual Calendar containing information about the corporate events scheduled by the Company for fiscal year 2016, placing on record that ordinary meetings relating to April, July and October will be held in the first (1st) week of the following months so that the Quarterly Information (ITR) reports are analyzed by the Board before their disclosure to the market;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE): 353.001.861-33

(vi)           Debated and approved, as envisaged in paragraph (y) of the Bylaws of the Company and pursuant to Resolution 2015109-E of the Board of Executive Officers, the execution by CPFL Energia, in its capacity as the intervening consenting party, the Fifth Amendment to the Electricity Public Distribution Agreements of Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”) and the Sixth Amendment of the Electricity Public Distribution Agreement of Companhia Sul Paulista de Energia (“CPFL Sul Paulista” and, together with the others, “Subsidiaries”), to be signed by the Subsidiaries, whose purpose is to extend the concessions until July 7, 2045, according to the Order from the Minister of State for Mines and Energy, of November 9, 2015, based on Law 12,783 of January 11, 2013, Decree 7,805 of September 14, 2012 and Decree 8,461 of June 2, 2015, and recommended to the executives nominated by the Company to the management bodies of the Subsidiaries to vote in favor of execution of the Amendments to the respective Electricity Public Distribution Agreements, placing on record that the matter was earlier analyzed and received approval from the Management Processes and Risk Committee for submission to the Board for deliberation;

(vii)         Debated and recommended approval, by the executives nominated by the Company to the management bodies of the subsidiaries Companhia Energética Rio das Antas – CERAN (“Ceran”), Energética Barra Grande S.A. – BAESA (“Baesa”), Foz do Chapecó Energia S.A – FCE (“Foz do Chapecó”), Paulista Lajeado Energia S.A. – PLE (“Paulista Lajeado”), CPFL Renováveis and Campos Novos Energia S.A – ENERCAN (“Enercan”): (a) renegotiation of the Hydrological Risk (GSF), for the volume of energy contracted in the Regulated Environment, pursuant to Provisional Presidential Decree (MP) no. 688 of August 18, 2015, and its future law of conversion; and (b) withdrawal of the respective lawsuits and waiver of any claim of right, placing on record that the proposal for renegotiation was earlier analyzed and discussed with the Strategy Commission, which approved its submission to the Board – Resolution 2015121 of the Board of Executive Officers;

(viii)        Recommended to the executives nominated by the Company to the management bodies of subsidiaries to vote for the approval of the following items: (viii.i) CPFL Energias Renováveis S.A. (“CPFL Renováveis”): (a) Election of the Chief Operations and Maintenance Officer for the remainder of the term of office of the Board of Executive Officers; (b) Issue of Redeemable Preferred Shares by the subsidiaries Alto Irani Energia S.A., Plano Alto Energia S.A., Ludesa Energética S.A., Companhia Energética Novo Horizonte S.A. and Companhia Hidroelétrica Figueirópolis S.A. – Resolution 2015119-E of the Board of Executive Officers; and (c) bridge loan to be taken by subsidiaries Boa Vista II Energia S.A., Pedra Cheirosa I Energia S.A. and Pedra Cheirosa II Energia S.A. – Resolution 2015120-E of the Board of Executive Officers; (viii.ii) Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), CPFL Santa Cruz, Rio Grande Energia S.A. (“RGE”), CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa: representation of the need to buy electricity to supply its entire market and participation in the New Energy Auction “A-5” of 2016 – Resolution 2015125-E of the Board of Executive Officers; (viii.iii) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and RGE: Financial transaction under the terms envisaged in Resolution 2015115-E of the Board of Executive Officers; (viii.iv) CPFL Eficiência Energética S.A. (“CPFL ESCO”): Declaration of interest on equity (IOE) - Resolution 2015117-E of the Board of Executive Officers; and (viii.v) CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”), CPFL Total Serviços Administrativos Ltda. (“CPFL Total”) and CPFL ESCO: Declaration of Interim Dividend – Resolution 2015118-E of the Board of Executive Officers;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE): 353.001.861-33

(ix)           Took cognizance of the consolidated results for October 2015; and

(x)              Learned about the updated Limits (a) for the Credit Risk of the Energy Sale Portfolio - Newsletter 2015132-E; and (b) for the Market and Submarket Risk – Newsletter 2015122-E, of the Trading Companies of the CPFL Group, for the period January to December 2016, as per the methodologies approved by the Board, placing on record that these updates were earlier examined by the Management Processes and Risks Committee.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, A. C. R. Domenech, Ana Maria Elorrieta, Deli S. Pereira, Francisco Caprino Neto and Licio da Costa Raimundo.

This is a free English translation of the excerpts of the original minutes drawn up in the Book of Meetings of the Board of Directors no. 6, pages 155 to 159.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 7, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.